JAMES M. CAIN
DIRECT LINE: 202.383.0180
E-mail: james.cain@sutherland.com
April 27, 2010

Via edgar submission

Jennifer Gowetski, Esq.
Senior Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

Re:	United States Brent Oil Fund, LP Registration Statement on Form S-1 (File No. 333-162015)

Dear Ms. Gowetski:

On behalf of the United States Brent Oil Fund, LP  (the “Registrant”), we are providing a supplemental response to comment 3 from your April 23, 2010 comment letter, after a discussion with Wilson Lee on April 26, 2010.

Mr. Lee asked for clarification as to the basis for United States Commodity Funds LLC deferring offering and organizational costs associated with the registration of the funds that it manages as well as its basis for charging these costs directly to member’s equity rather than expense.  The Registrant’ response is below.

Response:  United States Commodity Funds LLC, the General Partner of the Registrant and the Related Public Funds as well as United States Short Natural Gas Fund, LP (collectively, the “Funds”) pays for the initial offering costs associated with each Fund's initial public offering of units as the Funds do not have the capital necessary to pay for such expenses.  The Funds are  under no obligation to the General Partner to reimburse the General Partner for any expenses paid in connection with the initial public offering of units.  The General Partner considers the expenses paid for each Fund's initial public offering to be offering costs (as defined below) and accounts for these charges as if it were the issuer under Accounting Standards Codification Topic  946-20-25-5 (“ASC Topic 946-20-25-5”).  ASC Topic 946-20-25-5 states that offering costs shall be charged to paid-in capital (Equity) upon sale of the shares or units.  The Fund's initial units are sold when the Fund's registration statement filed on Form S-1 becomes effective.

SUTHERLAND ASBILL AND BRENNAN LLP

Jennifer Gowetski, Esq.
April 27, 2010

Offering costs incurred by the General Partner in connection with the initial offering of units of the Funds consist of the following, which are consistent with how “offering costs” are defined by ASC Topic 946:

a. Legal fees pertaining to the units offered for sale
b. Securities and Exchange Commission (SEC)and state registration fees
c. Underwriting and other similar costs
d. Costs of printing prospectuses for sales purposes
e. Initial listing fees

While ASC Topic 946 refers to accounting for “investment companies,”  it also includes “investment partnerships” like USBO and the Related Public Funds.

*                      *                       *

We hope that you will find this response satisfactory.  If you have questions or further comments regarding this Amendment, please call the undersigned at 202.383.0180.

Sincerely, /s/ James M. Cain James M. Cain

Enclosure

cc:	Nicholas D. Gerber W. Thomas Conner, Esq.